PROSPECTUS
May 1, 2010

Madison Mosaic Income Trust

Institutional Bond Fund (Ticker Symbol:  MIIBX)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Madison Mosaic Funds ®
www.mosaicfunds.com

TABLE OF CONTENTS

Summary Data:                                                                                                                                1
Investment Objectives/Goals 1
Fees and Expenses 1
Portfolio Turnover 1
Principal Investment Strategies 1
Principal Risks 1
Risk/Return Bar Chart and Performance Table 1
Management 1
Purchase and Sale of Fund Shares 1
Tax Information 1
Payments to Broker-Dealers and Other Financial Intermediaries 1
Investment Objectives                                                                                                                                1
Implementation of Investment Objectives                                                                                                                                1
Investment Strategy 1
Security Selection 1
Maturity 1
Portfolio Trading Activity – Taxable Capital Gains Potential 1
Temporary Defensive Position 1
Risks                                                                                                                                1
Portfolio Holdings                                                                                                                                1
Management                                                                                                                                1
Investment Adviser 1
Compensation 1
Pricing of Fund Shares                                                                                                                                1
Shareholder Information                                                                                                                                1
Purchase and Redemption Procedures 1
Dividends and Distributions 1
Frequent Purchases and Redemptions of Fund Shares 1
Taxes                                                                                                                                1
Federal Taxes 1
State and Local Taxes 1
Taxability of Transactions 1
Certification of Tax Identification Number 1
Financial Highlights                                                                                                                                1
Guide to Doing Business                                                                                                                                1
Shareholder Account Transactions 1
How to Open a New Account 1
How to Purchase Additional Shares 1
How to Redeem Shares 1
Distribution Options 1
Redemptions In Kind 1
How to Close an Account 1
Other Fees 1
Retirement Plans and Custodian Fees 1

SUMMARY DATA

Investment Objectives/Goals
The investment objective of the Institutional Bond Fund (the “Fund”) is to obtain the highest total investment return possible (income and share price appreciation) within the policy limitations of (1) investments in bonds and money market instruments rated A or better, and (2) maintaining a dollar weighted average maturity of ten years or less.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees:
(fees paid directly from your investment)
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.30%
Distribution (12b-1) fees	None
Other expenses	0.19%
Total annual fund operating expenses	0.49%

Example:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$50	$157	$274	$616

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 11% of the average value of its portfolio.

Principal Investment Strategies
The Fund seeks to achieve its investment objectives through diversified ~~investment~~investments in a broad range of corporate debt securities, obligations of the U.S. Government and its agencies (including mortgage-backed securities issued by Ginnie Mae and Fannie Mae) and money market instruments. In seeking to achieve the Fund’s goals, the Fund’s investment adviser will (1) shorten or lengthen the dollar weighted average maturity of the Fund based on its anticipation of the movement of interest rates (note that the dollar weighted average maturity is expected to be ten years or less), and (2) monitor the yields of the various bonds that satisfy the Fund’s investment guidelines to determine the best combination of yield, credit risk and diversification for the Fund.  The Fund will invest at least 65% of its total assets in bonds.

Principal Risks

Interest Rate Risk.  The share price of the Fund reflects the value of the bonds held by it. When interest rates or general demand for fixed income securities change, the value of these bonds change.  If the value of these bonds falls, the share price of the Fund will go down.  What might cause bonds to lose value? One reason is because interest rates went up. When this happens, existing bonds that pay a lower rate become less attractive and their prices tend to go down.  If the share price falls below the price you paid for your shares, you could lose money when you redeem your shares. The longer the maturity of any bond, the greater the effect will be on its price when interest rates change.

Call Risk.  If a bond issuer “calls” a bond held by the Fund (i.e., pays it off at a specified price before it matures), the Fund could have to reinvest the proceeds at a lower interest rate.  It may also experience a loss if the bond is called at a price lower than what the Fund paid for the bond.

Tax-Related Risk.  You can receive a taxable distribution of capital gain from the Fund.  You may also owe taxes if you sell your shares at a price that is higher than the price you paid for them.

Risk of Default. Although the Fund’s investment adviser monitors the condition of bond issuers, it is still possible that unexpected events could cause the issuer to be unable to pay either principal or interest on its bond.  This could cause the bond to go into default and lose value. Some federal agency securities are not backed by the full faith and credit of the United States, so in the event of default, the Fund would have to look to the agency issuing the bond for ultimate repayment.

Mortgage-Backed Securities Risk.  The Fund may own obligations backed by mortgages, such as those issued by Ginnie Mae and Fannie Mae. If the mortgage holders prepay them during a period of falling interest rates, the Fund could be exposed to prepayment risk. In that case, the Fund would have to reinvest the proceeds at a lower interest rate. The security itself may not increase in value with the corresponding drop in rates since the prepayment acts to shorten the maturity of the security.

Risk/Return Bar Chart and Performance Table
The bar chart and table below demonstrate the variability of the Fund’s returns by showing changes in the Fund’s performance from year to year.  This information provides some indication of the risks of investing in the Fund. After the bar chart is a table that compares the Fund’s average annual total returns with those of a broad-based securities market index.  Remember, however, that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Calendar Year Returns

12
10
8
6
4
2
0
9.47%
4.79%
3.18%
1.84%
1.24%
3.93%
7.77%
6.30%
3.99%
2001
2002
2003
2004
2005
2006
2007
2008
2009

Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 5.01% (quarter ended December 31, 2008)

Lowest:                       -1.72% (quarter ended June 30, 2004)

Average Annual Total Returns (for the period ended December 31, 2009)
	One Year	Five Years	Since Inception (5/1/00)
Return before taxes	3.99%	4.62%	5.02%
Return after taxes on distributions	3.29%	3.26%	3.45%
Return after taxes on distributions and sale of fund shares	2.58%	3.15%	3.36%
Barclays Capital Intermediate Government Credit Index (reflects no deduction for fees, expenses or taxes)	5.24%	4.66%	5.93%
~~________~~

~~1  The Fund commenced operations on May 1, 2000.~~

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Updated performance information is available by calling the Fund’s shareholder service department toll-free at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Management

Investment Adviser.  The investment adviser to the Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly owned subsidiary of MIA (collectively referred to herein as “Madison”).

Portfolio Managers.  Paul Lefurgey (Managing Director and Head of Fixed Income) and Chris Nisbit (Vice President) co-manage the Fund.  Mr. Lefurgey has served in this capacity since 2006 and Mr. Nisbit has served in this capacity since the Fund’s inception in 2000.

Purchase and Sale of Fund Shares

Purchase minimums
           To establish an account:
           $1,000 for a regular account
           $500 for an IRA account
           $100 for an Education Savings Account with automatic monthly investments of at least $100

           To add to an account:
           $50 for all account types

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange shares of the Fund either through a financial advisor or directly from the Fund.

Tax Information
Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund’s investment adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment.  Ask your financial advisor or visit your financial intermediary’s website for more information.

INVESTMENT OBJECTIVES

Madison Mosaic Income Trust (the “Trust”) offers one portfolio for investment through this prospectus:  the Institutional Bond Fund.  The Fund’s investment objective is to obtain the highest total investment return possible (income and share price appreciation) within the policy limitations of (1) investments in bonds and money market instruments rated A or better, and (2) maintaining a dollar weighted average maturity of ten years or less..

The Fund’s Board of Trustees may change the Fund’s investment objective without shareholder approval.  However, you will receive prior written notice of any material change.  There is no assurance that the Fund’s investment objective will be achieved.

IMPLEMENTATION OF INVESTMENT OBJECTIVES

Investment Strategy
The Fund seeks to achieve its objectives by investing in corporate debt securities, obligations of the U.S. Government and its agencies and instrumentalities, and money market instruments.  In general, after selecting securities that match the Fund’s investment guidelines, most of Madison’s investment decisions will relate to either (1) Madison’s understanding of the direction of interest rate movement, or (2) the difference in yields between various types of securities that match the Fund’s guidelines.

If Madison believes interest rates are falling, Madison will normally increase the dollar weighted average maturity of the Fund to help increase the share price of the Fund.  On the other hand, if Madison believes interest rates are rising, Madison will normally decrease the dollar weighted average maturity of the Fund to help preserve the Fund’s share price.

Example:  On January 1, interest rates are 6% and the Fund’s dollar weighted average maturity is 5 years.  Madison extends such maturity to 7 years over the month.  If interest rates fall on February 1, then the value of the bonds in the Fund will increase to a greater extent than they would have increased had Madison not changed the original 5 year maturity. The share price of the Fund should increase accordingly.

Madison will compare the difference in yields between bonds in various market sectors (this is commonly referred to as “the spread”).  Madison will generally increase the amount the Fund invests in corporate bonds, U.S. Treasury bonds or U.S. Government agency bonds based on Madison’s assessment of the best combination of yield, risk and diversification under the circumstances.  This “sector allocation” may mean that the Fund invests in bonds with a lower yield at times when Madison believes such bonds may provide better potential price appreciation based on Madison’s judgment of developing market conditions.  Madison’s aim is to allocate more of the Fund’s assets to the sectors of the market that it views as undervalued.

Example:  On January 1, the yield on a 10-year U.S. Government agency bond (rated AAA) is 7% while the yield on a comparable U.S. Treasury bond is 6.7%.  The spread is only 0.3%. It appears that the agency bond is a better value.  However, Madison must determine whether market conditions may cause that spread to increase or decrease.  On February 1, the yield on the agency bond is 7.1% while the yield on the U.S. Treasury bond has fallen to 6%.  This means that over the month, the price of the Treasury bond has gone up (because its yield went down) while the price of the agency bond has stayed about the same or fallen slightly.  If Madison had invested in U.S. Treasury bonds on January 1 instead of agency bonds, the share price of the Fund would have increased accordingly.  Of course, the spread is now over 1% and Madison must determine whether the agency bond is undervalued or the Treasury bond is overvalued.

The percentage of the Fund’s assets that Madison may invest at any particular time in a particular type of security and the dollar weighted average maturity of the total portfolio (which will never exceed ten years) will depend on Madison’s judgment regarding the risks in the general market.  Madison monitors many factors affecting the market outlook, including economic, monetary and interest rate trends, market momentum, institutional psychology and historical similarities to current conditions.

Security Selection

Corporate Debt Securities. Madison will primarily buy corporate debt securities assigned one of the three highest quality ratings by Standard & Poor’s or Moody’s or, if unrated, judged by Madison to be of comparable quality.  These are generally referred to as “investment grade” securities and are rated AAA, AA and A by Standard & Poor’s or Aaa, Aa and A by Moody’s.  Madison will sell any security owned by the Fund that is downgraded below A, effecting the sale within three months of the downgrade.  Madison will determine the timing and terms of the sale that it believes are in the best interests of the Fund.  Madison applies its investment selection criteria at the time an investment is made.  Except as described above, Madison might not sell a bond because of an adverse change in quality rating or other characteristics because the impact of such change is often already reflected in market price before the bond can be sold.

U.S. Government Securities. Madison may also buy investment grade U.S. Government securities for the Fund.  These include a variety of securities issued or guaranteed by the U.S. Treasury and various agencies of the federal government.  They also include various instrumentalities that were established or sponsored by the U.S. Government and certain interests in these types of securities.  Treasury securities include notes, bills and bonds.  Obligations of the Government National Mortgage Association (Ginnie Mae), the Federal Home Loan Banks, the Federal Farm Credit System, Freddie Mac, Fannie Mae, the Small Business Association and the Student Loan Marketing Association are also considered to be U.S. Government securities.
Except for Treasury securities, these obligations may or may not be backed by the “full faith and credit” of the United States.  Government agency obligations are generally guaranteed as to principal and interest by agencies and instrumentalities of the U.S. government.  In sum, all U.S. Treasury securities and Government National Mortgage Association (Ginnie Mae) securities are backed by the “full faith and credit” of the United States.  Securities issued by Freddie Mac, Fannie Mae and the Federal Home Loan Banks are not.

In addition to the credit of the issuing agency, securities issued by Fannie Mae, Freddie Mac and the Federal Home Loan Banks are supported by the ability of these agencies to borrow from the Federal Treasury.  In particular, on September 7, 2008, Fannie Mae and Freddie Mac were placed under the conservatorship of the Federal Housing Finance Agency (“FHFA”). The takeover permits Fannie Mae and Freddie Mac to grow their mortgage backed security books without limits and continue to purchase replacement securities for their portfolios, about $20 billion per month, without capital constraints.  As part of this takeover, there will be a financing and investing relationship with the U.S. Treasury via three different financing facilities to provide critically needed support to Freddie Mac and Fannie Mae for purposes of promoting liquidity in the mortgage market.  One of the three facilities is a secured liquidity facility which will be not only for Fannie Mae and Freddie Mac, but also for the 12 Federal Home Loan Banks that FHFA also regulates.  This new secured lending credit facility available to Fannie Mae, Freddie Mac, and the Federal Home Loan Banks is intended to serve as an ultimate liquidity backstop, essentially implementing the temporary liquidity backstop authority granted by Congress in July 2008.  It is designed to be available until those authorities expire in December 2012.

Money Market Securities.  Finally, Madison may invest in money market securities for the Fund.  Money market securities are subject to the limitation that they mature within one year of the date of their purchase.  These include:

a) commercial paper (including variable rate master demand notes) rated at least A-2 by Standard and Poor’s Corporation or Prime-2 by Moody’s, or if not so rated, issued by a corporation which has outstanding debt obligations rated at least in the top two ratings by Standard and Poor’s and Moody’s;

b) debt obligations (other than commercial paper) of corporate issuers which obligations are rated at least AA by Standard & Poor’s or Aa by Moody’s; and

c) short-term obligations of or guaranteed by the U.S. government, its agencies or instrumentalities.

Maturity
Madison will normally invest the Fund so that it has an dollar weighted average maturity of ten years or less.  If Madison believes that market risks are high and bond prices in general are vulnerable to decline, Madison may reduce the average maturity of the Fund’s bonds and increase its cash reserves and money market holdings.  Madison does not, however, intend to engage in extensive short-term trading.

Portfolio Trading Activity – Taxable Capital Gains Potential
Madison may alter the composition of the Fund with regard to quality and maturity and may sell securities prior to maturity.  Under normal circumstances, however, turnover for the Fund is generally not expected to exceed 100%.

Sales of Fund securities may result in capital gains.  This can occur any time Madison sells a bond at a price that was higher than the price paid for it, even if Madison does not engage in active or frequent trading.  Madison’s intent when it sells bonds is to “lock in” any gains already achieved by that investment or, alternatively, prevent additional or potential losses that could occur if Madison continued to hold the bond.  However, increasing portfolio turnover at a time when Madison’s assessment of market performance is incorrect could lower investment performance.  The Fund does not generally pay brokerage commissions when it purchases or sells bonds, but the price the Fund would have to pay to buy a bond is usually higher than the price it would receive when the Fund sells it.  As a result, as portfolio turnover increases, the cumulative effect of this may hurt Fund performance.

Under normal circumstances, the Fund will not engage in active or frequent trading of its bonds.  However, it is possible that Madison will determine that market conditions require a significant change to the composition of the Fund’s portfolio.  For example, if interest rates rise or fall significantly, Madison may attempt to sell bonds before they lose much value. Also, if the Fund experiences large swings in shareholder purchases and redemptions, Madison may be required to sell bonds more frequently in order to generate the cash needed to pay redeeming shareholders.  Under these circumstances, the Fund could make a taxable capital gain distribution.

Temporary Defensive Position
Madison reserves the right to invest a portion of the Fund’s total assets in short-term debt securities (i.e., those with maturities of one year or less) and to maintain a portion of Fund assets uninvested in cash.  However, Madison does not intend to hold more than 35% of the Fund’s total assets in such investments unless it determine that market conditions warrant a temporary defensive investment position.  Under such circumstances, up to 100% of the Fund may be so invested.  To the extent that the Fund is so invested, it may not be invested in accordance with policies designed to achieve its stated investment objective. Short-term investments may include investment grade certificates of deposit, commercial paper and repurchase agreements.  Madison might hold substantial cash reserves in seeking to reduce the Fund’s exposure to bond price depreciation during a period of rising interest rates and to maintain desired liquidity while awaiting more attractive investment conditions in the bond market.

RISKS

Interest Rate Risk
The value of shares purchased in the Fund will fluctuate due to changes in the value of securities held by the Fund. At the time an investor sells his or her shares, they may be worth more or less than their original cost.  Bonds tend to increase in value when prevailing interest rates fall, and to decrease in value when prevailing interest rates rise. The longer the maturities of the bonds held in the Fund, the greater the magnitude of these changes. Investments with the highest yields may have longer maturities or lower quality ratings than other investments, increasing the possibility of fluctuations in value per share.

Tax-Related Risk
In addition to dividends from interest earned by Fund securities and paid to you, shareholders in the Fund can recognize taxable income in two ways:

If you sell your shares at a price that is higher than when you bought them, you will have a taxable capital gain. On the other hand, if you sell your shares at a price that is lower than the price when you bought them, you will have a capital loss.

In the event the Fund sells more securities at prices higher than when they were bought by the Fund, the Fund may pass through the profit it makes from these transactions by making a taxable capital gain distribution. The discussion regarding “Portfolio Trading Activity - Taxable Capital Gains Potential” in the previous section above explains what circumstances can produce taxable capital gains.

Call Risk
Madison may buy “callable bonds” for the Fund.  This means that the issuer can redeem the bond before maturity. An issuer may want to call a bond after interest rates have gone down. If an issuer calls a bond the Fund owns, the Fund could have to reinvest the proceeds at a lower interest rate. Also, if the price paid for the bond was higher than the call price, the effect is the same as if the Fund sold the bond at a loss.

Risk of Default
Even for bonds that are rated investment grade, it is still possible that unexpected events (for example, a disaster or unforeseen economic developments, fraud or corruption at the company or its suppliers or clients, or unanticipated costs resulting from government legislation) could cause the issuer of a bond to be unable to pay either principal or interest on its bond. This could cause the bond to go into default and lose value.

Government Security Risk
Some federal agencies have authority to borrow from the U.S. Treasury while others do not. In the case of securities not backed by the full faith and credit of the United States, Madison must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment.  Madison may not be able to assess a claim against the United States itself in the event the agency or instrumentality does not meet its commitments.

Mortgage Backed Securities Risk
The Fund may own securities that are backed by mortgages such as, for example, Ginnie Mae or Fannie Mae. Normally, the payments the Fund will receive on such securities represent interest and a portion of the principal on each mortgage. However, mortgage holders may refinance their properties when interest rates fall. This has the effect of prepaying large amounts of the principal on these types of securities. If this happens, the Fund must reinvest the proceeds at a lower interest rate than it was able to obtain when the Fund purchased the security. Another aspect of this “prepayment risk” is that prepayments have the effect of shortening maturity. As a result, when bonds with longer maturities are becoming more valuable as interest rates fall, these types of securities may not enjoy the full benefit of this interest rate movement.

PORTFOLIO HOLDINGS

Portfolio holdings information is available on the Fund’s website at www.mosaicfunds.com.  In addition, a complete description of the Fund’s policies and procedures with respect to the disclosure of portfolio holdings is available in the Fund’s SAI.  Please see the back cover of this prospectus for information about the SAI.

MANAGEMENT

Investment Adviser
The investment adviser to the Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly-owned subsidiary of MIA (collectively referred to herein as “Madison”), both located at 550 Science Drive, Madison, Wisconsin 53711.  As of December 31, 2009, Madison Investment Advisors, Inc., which was founded in 1974, and its subsidiary organizations, including Madison Mosaic, LLC,  managed approximately $15 billion in assets, including open-end mutual funds, closed-end mutual funds, separately managed accounts and wrap accounts.  Madison is responsible for the day-to-day administration of the Fund’s activities.

Investment decisions regarding the Fund can be influenced in various manners by a number of individuals.  Generally, all decisions regarding a Fund’s average maturity, duration and investment considerations concerning interest rate and market risk are the primary responsibility of Madison’s investment policy committee.  The investment policy committee is made up of the top officers and managers of Madison.

Day-to-day decisions regarding the selection of individual bonds and other management functions for the Fund are primarily the responsibilities of Paul Lefurgey and Chris Nisbet.

Paul Lefurgey.  Mr. Lefurgey, Managing Director and Head of Fixed Income of Madison since joining Madison in October 2005, was formerly Vice President for MEMBERS Capital Advisors, Inc. from 2003 until joining Madison.  Mr. Lefurgey became involved in the management of the Fund in 2006.

Chris Nisbet.  Mr. Nisbet is a Vice President of Madison and has been a member of the team managing the Fund since its inception in 2000.  He has been a member of the firm’s fixed income team since 1992.

Information regarding the portfolio managers’ compensation, their ownership of securities in the Fund and the other accounts they manage can be found in the SAI.

Compensation

Investment Advisory Fee.  Madison receives a fee for its services under an investment advisory agreement with the Fund. The annual fee is 0.30% of the average daily net assets of the Fund. This fee is deducted automatically from all accounts and is reflected in the daily share price of the Fund.  A discussion regarding the basis for approval of the Fund’s investment advisory agreement with Madison is contained in the Fund’s annual report to shareholders for the fiscal year ended December 31, 2009.

Other Expenses.  Under a separate services agreement with the Fund, Madison provides or arranges for the Fund to have all other operational and support services needed by the Fund.  Madison receives a fee calculated as a percentage of the average daily net assets of the Fund for these services.  At the end of the Fund’s most recent fiscal year, this fee was set at 0.19%.  Because of this services arrangement with Madison, Madison is responsible for paying all of the Fund’s fees and expenses, other than the investment advisory fee (discussed above), fees related to the Fund’s portfolio holdings (such as brokerage commissions, interest on loans, etc.), and extraordinary or non-recurring fees of the Fund (such as fees and costs relating to any temporary line of credit the Fund maintains for emergency or extraordinary purposes).

PRICING OF FUND SHARES

The price of the Fund’s shares is based on the net asset value (“NAV”) per share. NAV per share equals the total daily value of the Fund’s assets, minus its liabilities, divided by the total number of shares.  NAV is calculated at the close of the New York Stock Exchange (typically 3:00 p.m., Central Time) each day it is open for trading.  The New York Stock Exchange is closed on New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed.  This may be higher, lower or the same as the NAV from the previous day.

Madison uses the market value of the securities in the Fund to calculate NAV.  Madison obtains the market value from one or more established pricing services.  The Fund maintains a pricing committee to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair.  In accordance with policies approved by the Board of Trustees of the Fund, the pricing committee may determine that the “fair value” of a particular security is different than the market value provided by the pricing service.  Although this would be an unusual occurrence for the types of securities held by the Fund, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world.  In using fair value pricing, the Fund’s goal is to prevent share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the “market” price of portfolio securities calculated at the close of the New York Stock Exchange.

SHAREHOLDER INFORMATION

Purchase and Redemption Procedures
Information regarding how to purchase and sell shares in the Fund is provided in the section entitled “Guide to Doing Business,” below.

Dividends and Distributions
The Fund’s net income, if any, is declared as dividends and distributed to shareholders at least annually.  Dividends are paid in the form of additional shares credited to your account, unless you elect in writing to receive a dividend check or payment by electronic funds transfer.  Any net realized capital gains would be distributed at least annually and like dividends, are paid in the form of additional shares credited to your account, unless you elect otherwise.  Please refer to the section entitled “Guide to Doing Business,” below, for more information about distribution options.

Frequent Purchases and Redemptions of Fund Shares

General Rule.  Madison Mosaic Funds discourage investors from using the Fund to frequently trade or otherwise attempt to “time” the market.  As a result, the Fund reserves the right to reject a purchase or exchange request for any reason.

Market Timing.  It is the policy of Madison Mosaic Funds to block shareholders or potential shareholders from engaging in harmful trading behavior, as described below, in any Madison Mosaic Fund (including the Fund). To accomplish this, the Fund reserves the right to reject a purchase or exchange request for any reason, without notice. This policy does not affect a shareholder’s right to redeem an account.

Identifiable Harmful Frequent Trading and Market-Timing Activity.  Madison Mosaic Funds defines harmful trading activity as that activity having a negative effect on portfolio management or Fund expenses.  For example, a Fund subject to frequent trading or “market-timing” must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity.  Cash balances must be over and above the “normal” cash requirements the Fund keeps to handle redemption requests from long-term shareholders, to buy and sell portfolio securities, etc.  By forcing a Fund’s portfolio manager to keep greater cash balances to accommodate market timing, the Fund may be unable to invest its assets in accordance with the Fund’s investment objectives.  Alternatively, harmful trading activity may require frequent purchase and sale of portfolio securities to satisfy cash requirements.  To the extent market-timing activity of this sort requires the Fund to continually purchase and sell securities, the Fund’s transaction costs will increase in the form of brokerage commissions and custody fees.  Finally, frequent trading activity results in a greater burden on the Fund’s transfer agent, increasing transfer agent expenses and, if not actually raising Fund expenses, at least preventing them from being lowered.

For all of the above reasons, the Fund monitors cash flows and transfer agent activity in order to identify harmful activity.  Furthermore, when approached by firms or individuals who request access for market timing activities, the Fund declines such requests; when trades are attempted without such courtesy, the Fund makes every effort to block them and prohibit any future investments from the source of such trades.  The Fund does not define market-timing by the frequency or amount of trades during any particular time period.  Rather, the Fund seeks to prevent market-timing of any type that harms the Fund in the manner described above.

The Fund does not currently impose additional fees on market timing activity, nor does it restrict the number of exchanges shareholders can make, although the right to do so is reserved upon notice in the future.  The Fund does not specifically define the frequency of trading that will be considered “market timing” because the goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity.  As a result, when the Fund identifies any shareholder activity that causes or is expected to cause the negative results described above, the Fund will block the shareholder from making future investments.  In effect, the Fund allows harmful market-timers to leave Madison Mosaic Funds and shuts the doors to their return.

The Fund uses its discretion to determine whether transaction activity is harmful based on the criteria described above.  Except as described below, the Fund does not distinguish between shareholders that invest directly with the Fund or shareholders that invest with Madison Mosaic Funds through a broker (either directly or through an intermediary account), an investment adviser or other third party as long as the account is engaging in harmful activity as described above.

Other Risks Associated with Market Timing.  Moving money in and out of the Fund on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation.  This is not illegal, but is discouraged by many funds since it can complicate fund management and, if successfully employed, have a negative impact on performance.  In particular, a successful “market-timer” could, over time, dilute the value of fund shares held by long-term investors by essentially “siphoning off” cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed.  Nevertheless, the success of any market-timer is not considered by Madison Mosaic Funds.  Rather, the Fund will block ALL identifiable harmful frequent trading and market-timing activity described above regardless of whether the market-timer is successful or unsuccessful.  In any event, investors in any of the Madison Mosaic Fund should be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Exceptions or Other Arrangements.  It is possible that the Fund will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of the Fund (see the section above entitled “Other Risks Associated with Market Timing”).  However, the Fund believes its procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled “Identifiable Harmful Frequent Trading and Market-Timing Activity” regardless of the nature of the shareholder or method of investment in Madison Mosaic Funds.

Because the Fund discourages market timing in general, Madison Mosaic Funds does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although the Fund believes reasonable efforts are made to block shareholders that engage in or attempt to engage in harmful trading activities, the Fund cannot guarantee that such efforts will successfully identify and block every shareholder that does or attempts to do this.

TAXES

Federal Taxes
The Fund will distribute to shareholders 100% of its net income and net capital gains, if any.  The capital gains distribution is determined as of October 31st each year and distributed annually.

Dividends and any capital gains distributions will be taxable to you.  In January each year, the Fund will send you an annual notice of dividends and other distributions paid during the prior year.  Capital gain distributions can be taxed at different rates depending on the length of time the securities were held.

When a Fund makes a distribution, the Fund’s NAV decreases by the amount of the payment.  If you purchase shares shortly before a distribution, you will, nonetheless, be subject to income taxes on the distribution, even though the value of your investment (plus cash received, if any) remains the same.

Fund distributions are expected to be primarily distributions of net income.

State and Local Taxes
In most states, the dividends and any capital gains you receive from the Fund will be subject to state and local taxation.

Taxability of Transactions
Your redemption of Fund shares may result in a taxable gain or loss to you, depending on whether the redemption proceeds are more or less than what you paid for the redeemed shares.  An exchange of Fund shares for shares in any other Madison Mosaic Fund generally will have similar tax consequences.

Certification of Tax Identification Number
Account applications without a social security number will not be accepted.  If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of your Fund distributions.  Any fine assessed against the Fund that results from your failure to provide a valid social security or tax identification number will be charged to your account.  You should retain all statements received from the Fund to maintain accurate records of your investments.

This section is not intended to be a full discussion of federal, state or local income tax laws and the effect of such laws on you.  There may be other tax considerations applicable to a particular investor.  You are urged to consult with your own tax advisor.  In addition, please see the SAI for more information about taxes.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund’s financial performance for the past five years.  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions.  This information has been derived from financial statements audited by Grant Thornton LLP, whose report dated February 25, 2010, along with the Fund’s financial statements, is included in the annual report which is available upon request.

	Year Ended December 31,
	2009	2008	2007	2006	2005
Net asset value, beginning of period	$10.47	$10.41	$10.08	$10.11	$10.34
Investment operations:
Net investment income	0.20	0.48	0.44	0.41	0.36
Net realized and unrealized gain (loss) on investments	0.21	0.16	0.33	(0.03)	(0.23)
Total from investment operations	0.41	0.64	0.77	0.38	0.13
Less distributions:
From net investment income	(0.20)	(0.48)	(0.44)	(0.41)	(0.36)
From net capital gains	--	(0.10)	--	--	--
Total distributions	(0.20)	(0.58)	(0.44)	(0.41)	(0.36)
Net asset value, end of period	$10.68	$10.47	$10.41	$10.08	$10.11
Total return (%)	3.99	6.30	7.77	3.93	1.24
Ratios and supplemental data
Net assets, end of period (in thousands)	$26,382	$2,155	$6,413	$6,511	$7,672
Ratio of expenses to average net assets (%)	0.49	0.56	0.47	0.46	0.45
Ratio of net investment income to average net assets (%)	2.21	3.70	4.21	3.97	3.48
Portfolio turnover (%)	11	73	42	34	39

GUIDE TO DOING BUSINESS

Shareholder Account Transactions

Confirmations, Statements and Reports

Daily Transaction Confirmation.  All purchases and redemptions (unless systematic) are confirmed in writing with a transaction confirmation.  Transaction confirmations are mailed promptly after the transaction is posted to your account.  Therefore, you should receive the confirmation in the mail within a few days of your transaction.

Quarterly Statement.  Quarterly statements are mailed at the end of each calendar quarter.  The statements reflect account activity through the most recent quarter.  At the end of the calendar year, the statement will reflect account activity for the entire year. The Fund strongly recommends that you retain all daily transaction confirmations until you receive your quarterly statements. Likewise, you should keep all of your quarterly statements until you receive your year-end statement showing the activity for the entire year.

Householding Delivery of Shareholder Documents.  In addition to your transaction confirmations and quarterly statements, you will also receive an annual update of the Fund’s prospectus and periodic financial statements.  Only one prospectus and one annual and semi-annual report (or similar report or disclosure document) will be sent to family members sharing the same address unless a request is made for multiple mailings.  Sending only one copy of these documents is efficient, saves paper products and reduces the volume of your mail.  To receive multiple copies, call the Fund at 888-670-3600 and the Fund will begin sending you additional copies free of charge within 30 days.

Changes to an Account. To make any changes to an account, the Fund recommends that you call the Fund to discuss the changes to be made and ask about any documentation that you may need to provide.  Though some changes may be made by phone, generally, in order to make any changes to an account, the Fund will require a written request signed by all of the shareholders and may also require their signatures guaranteed.

Telephone Transactions. The Fund has a number of telephone transaction options. You can exchange your investment among the funds in the Madison Mosaic Funds family, request a redemption and obtain account balance information by telephone.  The Fund’s transfer agent will employ reasonable security procedures to confirm that instructions communicated by telephone are genuine; and if it does not, it may be liable for losses due to unauthorized or fraudulent transactions.  These procedures can include, among other things, requiring one or more forms of personal identification prior to acting upon your telephone instructions, providing written confirmations of your transaction and recording all telephone conversations with shareholders.  Certain transactions, including some account registration changes, must be authorized in writing.

Certificates.  Certificates will not be issued to represent shares in the Fund.

How to Open a New Account

Important Information About Procedures for Opening a New Account.  In compliance with the USA PATRIOT Act of 2001, the Fund’s transfer agent will verify certain information on your account application as part of the Fund’s anti-money laundering program.  As requested on the application, you must supply your full name, date of birth, social security number and permanent street address.  Mailing addresses containing only a P.O. Box will not be accepted.  Please contact us at 888-670-3600 if you need additional assistance when completing your application.  If the Fund’s transfer agent does not have a reasonable belief of your identity, your account will be rejected or you will not be allowed to perform a transaction in your account until such information is received.  The Fund also reserves the right to close your account within five business days if you do not provide the transfer agent with required clarifying identity information and/or documentation.  What this means for you:  when you open an account, the Fund’s transfer agent will ask for your name, address, date of birth, and other information that will allow the transfer agent to identify you.  The transfer agent may also ask for other identifying documents or information.

Minimum Initial Investment. The Fund is available to investors for a minimum initial investment of $50,000. The $50,000 minimum may be satisfied when one or more related accounts are opened at the same time. An account is considered related when it is opened by or through the same retirement plan, corporation, individual, financial institution or other entity. The Fund reserves the right to lower the minimum initial investment amount for all accounts or on a case by case basis in the interest of the Fund if approved by an officer of the Fund.

Maintenance Investment Balance.  The Fund reserves the right to involuntarily redeem:

individual accounts with balances that fall below $50,000 (as a result of shareholder activity and not market action);

all related accounts when the value of all the accounts within any institutional relationship falls below $50,000 (as a result of shareholder activity and not market action); and

all related accounts if the average account size within any institutional relationship has a market value of less than $1,000 (as a result of shareholder activity and not market action).

For example, if an institution allocates $50,000 among one account with $49,000 and 1,000 accounts with $1, the average account size would be approximately $50 ($50,000 divided by 1,001) and would not meet the Fund’s maintenance balance requirements.  Prior to closing your account, the Fund will give you 30 days’ written notice during which time you may increase your balance to avoid having your account(s) closed.

By Check.  Open your new account by completing an application and sending it along with a check payable to the Madison Mosaic Institutional Bond Fund as follows:

           Regular Mail:                                                                           Overnight:
           Madison Mosaic Funds                                                                           Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC                                                                           c/o U.S. Bancorp Fund Services, LLCP.O. Box 701615 E. Michigan Street, 3rd Floor
           Milwaukee, WI 53201-0701                                                                           Milwaukee, WI 53202

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agent.  Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC’s post office box, of purchase orders does not constitute receipt by the transfer agent of the Fund.

By Wire. Please call the Fund before you wire money (no later than close of New York Stock Exchange; usually 3:00 p.m., Central Time) to ensure proper and timely credit to your account.

If you are making your first investment in the Fund, the Fund must have a completed account application before you wire funds.  You can mail or overnight deliver your account application to the Fund.  You may also fax the account application by calling the Fund at 888-670-3600 for a fax number.  Upon receipt of your completed account application, the Fund will establish an account for you.  The account number assigned will be required as part of the instruction that you should give to your bank to send the wire.  Your bank must include both the name of the Fund and your name so that monies can be correctly applied. Your bank may charge you a fee for sending a wire to the Fund, but the Fund will not charge you a fee for this service.

Your bank should transmit funds by wire to:

U.S. Bank Milwaukee, N.A.
777 East Wisconsin Avenue
Milwaukee, WI 53202
ABA # 075000022
Credit: U.S. Bancorp Fund Services
Acct # 112-952-137

FFC: Madison Mosaic Institutional Bond Fund

(Shareholder name, #391 (fund number), and account number)

Wired funds must be received prior to 3:00 p.m. Central Time to be eligible for same day pricing.  Neither the Fund nor U.S. Bank Milwaukee, N.A. is responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Exchange. You may open a new account by exchange from an existing account when your new account will have the same registration and tax identification number as the existing account and you are investing at least $50,000.  You may also qualify to open an account by exchange if you are investing less than $50,000 if you are a member of an institutional relationship (e.g., a retirement plan) that satisfies the $50,000 requirement.  Exchanges may only be made into funds that are sold in the shareholder’s state of residence.  A new account application is required only when the account registration or tax identification number will be different from the application for the existing account.

Unacceptable Forms of Investment. All purchases of Fund shares by check must be made in U.S. dollars and drawn on U.S. banks.  For the purchase of Fund shares, the Fund does not accept:

payment in cash;
cashier’s checks in amounts of less than $10,000;
third party checks, Treasury checks, credit card “convenience” checks, traveler’s checks, money orders or starter checks; or
Post-dated checks, post-dated online bill pay checks or any conditional order or payment.

If your check does not clear, your purchase will be cancelled.  If your check is returned for any reason, a $25 fee will be assessed against your account.  You will also be responsible for any losses suffered by the Fund as a result. The Fund reserves the right to reject any purchase in whole or in part.

How to Purchase Additional Shares

Purchase Price.  Share prices (net asset values or “NAVs”) are determined each business day at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time).  Transaction requests received after the close of regular trading will be processed using the next day’s NAV.  The NAV per share is not determined on days the New York Stock Exchange is closed for trading.  Purchases are priced at the next share price determined after the purchase request is received in proper form by the Fund.

Purchases and Uncollected Funds. Sometimes a shareholder investment check or electronic transfer is returned to the Fund unpaid.  In other words, the Fund sometimes gets checks that bounce.  The Fund has a procedure to protect you and other shareholders from loss resulting from these items. The Fund may delay paying the proceeds of any redemption for 12 days or more until the Fund can determine that the check or other deposit item (including purchases by Electronic Funds Transfer or “EFT”) used for purchase of the shares has cleared.  Such deposit items are considered “uncollected” until the Fund determines that they have actually been paid by the bank on which they were drawn.  Purchases made by federal funds wire are considered collected when received and not subject to the 12 day hold.  All purchases earn dividends from the day after the day of credit to a shareholder’s account, even while not collected.

Minimum Subsequent Investment. Subsequent investments may be made for $50 or more.  The Fund reserves the right to change the minimum subsequent investment amount for all accounts or on a case by case basis in the interest of the Fund if approved by an officer of the Fund.

By Check.  Please make your check payable to the Fund and mail it, along with an investment slip or, if you don’t have one, please write your account number and the name of the Fund on your check, to:

           Regular Mail:                                                                           Overnight:
           Madison Mosaic Funds                                                                           Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC                                                                           c/o U.S. Bancorp Fund Services, LLCP.O. Box 701615 E. Michigan Street, 3rd Floor
           Milwaukee, WI 53201-0701                                                                           Milwaukee, WI 53202

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agent.  Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC’s post office box, of purchase orders does not constitute receipt by the transfer agent of the Fund.

By Wire. If you are making a subsequent purchase, your bank should wire funds as indicated below.  To ensure proper and timely credit of a wire, you should notify the Fund at 888-670-3600 before each wire is made.  It is essential that your bank include complete information about your account in all wire instructions.  If you have questions about how to invest by wire, please call the Fund.  Your bank may charge you a fee for sending a wire to the Fund, but the Fund will not charge you a fee for this service. Please wire money to:

U.S. Bank Milwaukee, N.A.
777 East Wisconsin Avenue
Milwaukee, WI 53202
ABA # 075000022
Credit: U.S. Bancorp Fund Services
Acct # 112-952-137

FFC: Madison Mosaic Institutional Bond Fund

(Shareholder name, #391 (fund number), and account number)

Wired funds must be received prior to 3:00 p.m. Central Time to be eligible for same day pricing.  Neither the Fund nor U.S. Bank Milwaukee, N.A. is responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Automatic Investment Plan. You can elect to have a monthly (or less frequent) automatic investment plan.  The Fund will automatically credit your account and debit the bank account you designate with the amount of your investment.  The automatic investment is processed as an electronic funds transfer (“ETF”).  To establish an automatic investment plan, complete the appropriate section of the application or call the Fund for information.  The minimum monthly amount for an ETF is $100.  You may change the amount or discontinue the automatic investment plan at any time.  The Fund does not charge a fee for this service.   However, if your order is rejected by your financial institution, a $25 fee will be charged to your account.

How to Redeem Shares

Redemption Price. Share prices (net asset values or “NAVs”) are determined each day at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time).  Transaction requests received after the close of regular trading will be processed using the next day’s NAV.  The NAV per share is not determined on days the New York Stock Exchange is closed for trading.  Redemptions are priced at the next share price determined after the redemption request is received in proper form by the Fund.

Signature Guarantees. To protect your investments, the Fund requires signature guarantees for certain redemptions.  A signature guarantee is a certification by a financial institution that knows you and recognizes that your signature on a document is genuine.  A signature guarantee helps the Fund ensure the identity of the authorized shareholder(s).  If you anticipate the need to redeem large amounts of money, you are encouraged to establish pre-authorized bank instructions on your account. You can pre-authorize bank instructions by completing the appropriate section of a new application or by calling the Fund to inquire about any necessary documents.  A signature guarantee may be required to add or change bank instructions on an account.

A signature guarantee is required for any redemption when:

the proceeds are to be greater than $50,000;
the proceeds are to be delivered to someone other than you, as shareholder of record;
the proceeds are to be delivered to an address other than your address of record; or
you made any change to your registration or account privileges within the last 15 days.

Redemptions and Uncollected Funds. Payment of your redemption proceeds will be made promptly, but not later than seven days after the receipt of your request in good form.  However, in order to prevent possible fraud against the Fund, the Fund may delay paying the proceeds of any redemption until the Fund can determine that the check or other deposit item (including purchases by ETF) used to purchase shares has cleared.  Such deposit items are considered “uncollected” until the Fund determines that the bank on which they were drawn has actually paid them.  This may take up to 12 days.  Purchases made with federal funds wire are considered collected when received and not subject to the 12-day hold.

By Telephone or By Mail.

Redemption Request.  Upon request by telephone or in writing, the Fund will send a redemption check of up to $50,000 to you, the shareholder, at your address of record only.  A redemption request for more than $50,000 or for proceeds to be sent to anyone or anywhere other than the shareholder at the address of record must be made in writing, signed by all shareholders with their signatures guaranteed.  See section “Signature Guarantees” above.  Redemption requests in proper form received by mail and telephone are normally processed within one business day.

Stop Payment Fee. To stop payment on a check issued by the Fund, call the Fund at 888-670-3600 immediately.  Normally, the Fund charges a fee of $25.00, or the cost of stop payment, if greater, for stop payment requests on a check issued by the Fund on behalf of a shareholder.  Certain documents may be required before such a request can be processed.

By Wire

Procedures. With one business day’s notice, the Fund can send funds by wire transfer to the bank and account designated on the account application or by subsequent written authorization.  If you anticipate the need to redeem large amounts of money, you are encouraged to establish pre-authorized bank wire instructions on your account. You can pre-authorize bank wire instructions by completing the appropriate section of a new application or by calling the Fund to inquire about any necessary documents.  A signature guarantee may be required to add or change bank wire instruction on an account. See “Signature Guarantees” above for more information.

The Fund accepts signature guarantees from banks with FDIC insurance, certain credit unions, trust companies, and members of a domestic stock exchange.  A guarantee from a notary public is not an acceptable signature guarantee.

Redemptions by wire can be arranged by calling the telephone numbers on the back page of this prospectus.  Requests for wire transfer must be made by 3:00 p.m. Central Time the day before the wire will be sent.

Fee. There will be a $15 fee for redemptions by wire to domestic banks. Wire transfers sent to a foreign bank for any amount will be processed for a fee of $30 or the cost of the wire, if greater.

By Exchange. You can redeem shares from the Fund and concurrently invest the proceeds in another Madison Mosaic Fund account by telephone when your account registration and tax identification number are the same.  There is no charge for this service.

By Systematic Withdrawal Plan

Procedures.  You can elect to have a systematic withdrawal plan whereby Madison Mosaic Funds will automatically redeem shares in your Madison Mosaic Funds account and send the proceeds to a designated recipient.  To establish a systematic withdrawal plan, complete the appropriate section of the application or call us for information.  The minimum amount for a systematic withdrawal is $100.  Shareholders may change the amount or discontinue the systematic withdrawal plan anytime, but should allow five days to process the change.

Electronic Funds Transfer Systematic Withdrawal. A systematic withdrawal can be processed as an electronic funds transfer, commonly known as EFT, to credit a bank account or financial institution.

Check Systematic Withdrawal. A systematic withdrawal can also be processed as a check that is mailed to anyone you designate.

Special Redemption Rules for IRAs. Because IRA owners must make a written withholding election for income tax purposes when they redeem shares from their IRA, IRA redemptions must be made in writing. Before you think you may need to redeem funds from your IRA, call the Fund for a form that contains the required tax election provisions. Shareholders must indicate on their redemption request whether or not to withhold federal income tax.  Income tax withholding of 10% will apply to redemption requests unless you elect not to have tax withheld.

Distribution Options
The Fund may make periodic payments of dividends from income or capital gains. Your account application allows you to select the distribution option you would like for each type of distribution.  If you do not make a selection on your application, all of your distributions will be automatically reinvested in your Fund account.

If you do not want your distributions automatically reinvested, you can have your distributions (1) automatically invested in another Madison Mosaic Funds account, (2) paid to you by check, or (3) deposited directly to your bank account.  However, for your protection, if you elect to receive distributions in cash and the U.S. Postal Service cannot deliver your check, or if a check remains uncashed for six months, the Fund reserves the right to reinvest your distribution check in your account at the Fund’s then current net asset value and to reinvest all subsequent distributions.

Redemptions In Kind
If, in the opinion of the Board of Trustees of the Fund, extraordinary conditions exist which make cash payment for redemption requests undesirable, payments for any shares redeemed may be made in whole or in part in securities and other property of the Fund. However, the Fund has elected, pursuant to rules of the Securities and Exchange Commission, to permit any shareholder of record to make redemptions wholly in cash to the extent the shareholder’s redemptions in any 90-day period do not exceed the lesser of 1% of the aggregate net assets of the Fund or $250,000.

Any property of the Fund distributed to shareholders will be valued at fair value.  In disposing of any such property received from the Fund, a shareholder might incur commission costs or other transaction costs.  There is no assurance that a shareholder attempting to dispose of any such property would actually receive the full net asset value for it.  Except as described herein, however, the Fund intends to pay for all share redemptions in cash.

How to Close an Account
To close an account, you should call the Fund for instructions.  When you close your account, shares will be redeemed at the next determined net asset value. You can close your account by telephone, wire transfer or by mail as explained above in the section “How To Redeem Shares.”

Other Fees

Returned Investment Check Fee. Your account will be charged (by redemption of shares) $25.00 for items deposited for investment that are returned unpaid for any reason.

Broker Fees. If you purchase or redeem shares through a securities broker, your broker may charge you a transaction fee.  This charge is kept by the broker and not transmitted to the Fund. However, you can engage in any transaction directly with the Fund to avoid such charges.

Research and Other Fees. Shareholders who need investment records for years prior to the past calendar year may be charged a research fee of $5.00 per request.  The Fund reserves the right to impose additional charges, upon 30 days written notice, to cover the costs of unusual transactions. Services for which charges could be imposed include, but are not limited to, processing items sent for special collection, international wire transfers, research and processes for retrieval of documents or copies of documents.

Retirement Plans and Custodian Fees
The Fund can be used for retirement plan investments, including IRAs.

IRAs

Traditional IRAs.  Traditional individual retirement accounts (“Traditional IRAs”) may be nondeductible or partially deductible.  Traditional IRA contributions up to the allowable annual limits may be made, and the earnings on such contributions will accumulate tax-free until distribution. Traditional IRA contributions that you deducted from your income taxes and the earnings on such contributions will be taxable when distributed.  The Fund will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to traditional IRAs. A separate application is required for IRA accounts.

Roth IRAs. Roth IRAs are nondeductible; however, the earnings on such contributions will accumulate and are distributed tax-free as long as you meet the Roth IRA requirements.  The Fund will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to Roth IRAs.  A separate application is required for Roth IRA accounts.

Conversion Roth IRAs. You may convert all or part of your Traditional IRA into a Roth IRA. Please call the Fund for a Conversion Roth IRA form if you want to accomplish this conversion.  You will be required to pay taxes on some or all of the amounts converted from a traditional IRA to a Conversion Roth IRA. You should consult your tax advisor and your IRA disclosure statement before you make this change.

IRA Fees.

Annual IRA Fee and Fee Waiver. There is no annual IRA fee applicable to an investment in the Fund because the Fund has chosen to waive this fee.

Distribution and Transfer Fees.  There is a $25.00 fee for each distribution from an IRA (including rollovers) or transfer of an IRA to another institution.  This fee does not apply to redemptions established under the systematic withdrawal program.

Excess Contribution and Recharacterization Fees. There is a $25 fee to process a refund of an excess IRA contribution in any year. Also, IRA contributions that must be reconverted or recharacterized are subject to this $25 processing fee.

Employer Plans. The Fund also offers SEP IRAs and SIMPLE retirement plans. Further information on the retirement plans available through Fund may be obtained by calling 888-670-3600.

Madison Mosaic Income Trust has a statement of additional information (“SAI”), which is incorporated by reference into this prospectus, that includes additional information about the Fund.  Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Fund during its last fiscal year. The SAI, the Fund’s annual and semi-annual reports and other information about the Fund are available without charge by calling 1-800-368-3195, or by visiting the Fund’s Internet site at http://www.mosaicfunds.com.  Use the shareholder service number below to make shareholder inquiries.

You may also review and copy information about the Fund (including the SAI) at the SEC’s Public Reference Room in Washington, DC.  Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.

Reports and other information about the Fund are also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address:  publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-1520.

Transfer Agent

Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
www.mosaicfunds.com

Telephone Numbers

Shareholder Service
Toll-free nationwide: (888) 670 3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: (800) 336 3063

SEC File Number 811-03616

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Document 1 ID	file://H:/Mosaic Fund Materials/Form N-1A/Income Trust/2010 Annual Update/485(a) Filing/Institutional Bond Fund Prospectus with Guide (5-2010 (a) filing).doc
Description	Institutional Bond Fund Prospectus with Guide (5-2010 (a) filing)
Document 2 ID	file://H:/Mosaic Fund Materials/Form N-1A/Income Trust/2010 Annual Update/497 Filing/Institutional Bond Fund Prospectus with Guide (May '10 497 filing).doc
Description	Institutional Bond Fund Prospectus with Guide (May '10 497 filing)
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